Exhibit 99.1

UNITED BISCUITS FINANCE plc

Quarterly Report

First Quarter 2006

Registered Office: Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom

UNITED BISCUITS FINANCE plc
INDEX TO QUARTERLY REPORT

		Page No.
1.	FINANCIAL AND OPERATING HIGHLIGHTS	2

2.	UNAUDITED CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

	Unaudited Condensed Consolidated Income Statements for the 16 weeks ended April 22, 2006 and the 16 weeks ended April 23, 2005	3

	Unaudited Condensed Consolidated Statements of Total Recognized Income and Expense for the 16 weeks ended April 22, 2006 and the 16 weeks ended April 23, 2005	4

	Unaudited Condensed Consolidated Balance Sheet as at April 22, 2006 and Audited Condensed Consolidated Balance Sheet as at December 31, 2005	5

	Unaudited Condensed Consolidated Cash Flow Statements for the 16 weeks ended April 22, 2006 and the 16 weeks ended April 23, 2005	6

	Notes to the Unaudited Condensed Consolidated Quarterly Financial Statements	7

3.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	17

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms “anticipates,” “believes,” “expects,” estimates,” “intends,” “plans,” “may,” “will” or “should” and other similar expressions identify forward-looking statements, although the absence of such words does not necessarily mean that a statement is not forward-looking. These statements appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from historical results and those expressed or implied in the forward-looking statements as a result of various factors. You should read the section entitled “Risk Factors” in the company’s annual report on Form 6-K lodged with the SEC on March 29, 2006 and the company’s other filings and submissions with the SEC for a discussion of some of these factors. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to the company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

UNITED BISCUITS FINANCE plc
FINANCIAL HIGHLIGHTS

Financial Summary

You should read the following discussion, together with the unaudited condensed consolidated financial statements of United Biscuits Finance plc and the notes thereto beginning on page 3 hereof. The financial statements of United Biscuits Finance plc and the financial information contained herein has been prepared in accordance with International Financial Reporting Standards, which differs in certain respects from U.S. GAAP.

Revenue from continuing operations in the first quarter of 2006 increased from £323.6 million to £348.8 million compared to the first quarter of 2005, an increase of £25.2 million or 7.8%.

Business profit from continuing operations increased from £30.6 million in the first quarter of 2005 to £38.8 million in the first quarter of 2006, an increase of £8.2 million or 26.8%.

	16 weeks ended April 22, 2006	16 weeks ended April 23, 2005
	(£ million)
Revenue	348.8	323.6
Cost of goods sold	(199.4)	(197.3)
Gross profit	149.4	126.3
Distribution, selling and marketing expenses	(82.8)	(80.0)
General and administrative expenses	(28.2)	(26.4)
Royalty and foreign exchange income	0.1	0.4
Business interruption insurance income	0.3	10.3

Business profit(1)	38.8	30.6

Profit/(loss) before financing	16.9	(5.0)
Net financing costs	(56.3)	(57.6)
Taxes	1.6	(1.7)
Share of results of joint venture	0.2	0.1

Loss attributable to shareholder	(37.6)	(64.2)

Net cash (outflow)/inflow from operating activities	(19.3)	0.9

(1)             Business profit is the primary measure by which our management monitors our business performance. Due to our highly leveraged status, we believe that business profit also provides useful information to our investors and lenders regarding our ability to meet future debt service requirements, our cash-generating capability and our ability to comply with financial covenants. Business profit by segment for the 16 week period ended April 23, 2005 and the 16 week period ended April 22, 2006 are set out in Note 2 of Notes to the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report.

UNITED BISCUITS FINANCE plc
CONDENSED CONSOLIDATED INCOME STATEMENTS
(UNAUDITED)

	Note	16 weeks ended April 22, 2006	16 weeks ended April 23, 2005
		(£ million)
Revenue	2	348.8	323.6

Cost of goods sold		(199.4)	(197.3)
Gross profit		149.4	126.3
Distribution, selling and marketing expenses		(82.8)	(80.0)
General and administrative expenses		(28.2)	(26.4)
Royalty and foreign exchange income		0.1	0.4
Business interruption insurance income	3	0.3	10.3

Business profit		38.8	30.6
Depreciation and amortization expense	2	(16.5)	(18.0)
Other income and expense:
Other amounts relating to Carlisle factory flood	3	(1.3)	(1.8)
Restructuring and acquisition related expenses	4	(4.8)	(15.8)
Profit on disposal of property, plant and equipment		0.7	—
Profit/(loss) before financing		16.9	(5.0)
Finance income	5	2.3	1.5
Finance costs	5	(59.6)	(57.3)
Other finance income/(costs)	5	1.0	(1.8)
Loss before taxes and share of results of joint venture		(39.4)	(62.6)
Taxes		1.6	(1.7)
Loss before share of results of joint venture		(37.8)	(64.3)
Share of results of joint venture		0.2	0.1
Loss attributable to shareholder		(37.6)	(64.2)

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc
CONDENSED CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED
INCOME AND EXPENSE
(UNAUDITED)

	16 weeks ended April 22, 2006	16 weeks ended April 23, 2005
	(£ million)
Actuarial gain/(loss) on defined benefit plans	25.5	(8.0)
Exchange differences on retranslation of foreign operations	(0.3)	2.2
Cash flow hedges:
Gain on derivative financial instruments recognized in equity	0.1	—
Net loss on derivative financial instruments transferred to the income statement	—	(1.2)
Income/(expense) recognized directly in equity	25.3	(7.0)
Tax on items recognized directly in or transferred from equity	(7.6)	2.0
Net income/(expense) recognized directly in equity	17.7	(5.0)
Loss attributable to shareholder	(37.6)	(64.2)
Total recognized income and expense for the period	(19.9)	(69.2)

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	Note	At April 22, 2006	At December 31, 2005
		(£ million)
ASSETS
Non-current assets
Intangible assets	6	820.8	816.8
Property, plant and equipment	7	385.4	391.2
Investments in joint venture		0.4	0.3
Deferred tax assets		122.0	129.4
Other non-current assets		1.1	1.1
Total non-current assets		1,329.7	1,338.8
Current assets
Inventories	8	85.8	83.4
Trade and other receivables		288.5	278.1
Derivative financial instruments	11	1.1	1.8
Cash and cash equivalents		32.6	90.3
Total current assets		408.0	453.6
TOTAL ASSETS		1,737.7	1,792.4

EQUITY AND LIABILITIES
Shareholder’s equity
Issued share capital		2.0	2.0
Other reserves		(0.5)	(0.4)
Retained earnings		(795.1)	(775.3)
Total equity	9	(793.6)	(773.7)
Non-current liabilities
Borrowings	10	811.1	831.0
Amount due to parent company	12	1,067.4	1,032.1
Retirement benefit obligations (net of associated deferred tax asset: £199.0 million, 2005: £220.1 million)		283.3	313.3
Provisions	13	10.6	11.1
Other non-current liabilities		1.5	1.3
Tax payable after one year		2.5	6.7
Deferred tax		11.2	11.1
Total non-current liabilities		2,187.6	2,206.6
Current liabilities
Trade and other payables		296.5	308.3
Borrowings	10	31.2	33.9
Derivative financial instruments	11	1.4	2.7
Provisions	13	8.0	12.9
Current tax payable		6.6	1.7
Total current liabilities		343.7	359.5
Total liabilities		2,531.3	2,566.1
TOTAL EQUITY AND LIABILITIES		1,737.7	1,792.4

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	16 weeks ended April 22, 2006	16 weeks ended April 23, 2005
	(£ million)
Operating activities
Profit/(loss) before financing	16.9	(5.0)
Adjustments for:
Depreciation and amortization	16.5	18.0
Other income and expense	6.1	17.6
Profit on disposal of property, plant and equipment	(0.7)	—
(Increase)/decrease in working capital	(15.8)	7.9
Cash outflows relating to restructuring and other provisions	(9.9)	(9.4)
Cash outflow relating to the Carlisle factory flood	(0.8)	(4.3)
Difference between pension contributions paid and amounts recognized in the income statement	(3.7)	(1.1)
Cash generated from operations	8.6	23.7
Interest paid	(30.7)	(24.2)
Interest received	0.7	1.1
Income taxes refunded	2.1	0.3
Net cash (outflow)/inflow from operating activities	(19.3)	0.9

Investing activities
Cash outflow from discontinued operations	—	(0.6)
Payments to acquire a business unit	(7.4)	—
Capital expenditure and purchase of computer software	(6.1)	(6.9)
Capital expenditure relating to Carlisle factory flood	(1.3)	(1.5)
Proceeds from disposal of property, plant and equipment	1.3	0.2
Amounts received from joint venture	0.1	0.1
Net cash used in investing activities	(13.4)	(8.7)

Financing activities
Repayment of finance leases	—	(0.5)
Repayment of borrowings (including new finance costs)	(25.0)	(20.0)
Net cash used in financing activities	(25.0)	(20.5)

Decrease in cash and cash equivalents in the period	(57.7)	(28.3)
Cash and cash equivalents at beginning of period	90.3	77.6
Exchange adjustments	—	(1.2)
Cash and cash equivalents at end of period	32.6	48.1

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

1.      Basis of preparation and description of business

These unaudited condensed consolidated financial statements have been prepared to show the performance of United Biscuits Finance plc and its subsidiaries (collectively the “Company” or the “Group”) for the 16-week periods ended April 22, 2006 and April 23, 2005.

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union. These standards differ from those issued by the International Accounting Standards Board (“IASB”). However, the adoption of the standards issued by the IASB would have made no difference to these financial statements. International Financial Reporting Standards as adopted by the European Union are hereinafter referred to as “IFRS.”

These unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial information set forth therein. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted under IFRS have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the 16-week period ended April 22, 2006 are not necessarily indicative of future financial results.

2.      Segmental Analysis

The Group’s continuing operations are divided into five segments, reflecting the internal region-based operational management structure of the Group. The segments comprise UK, Northern Europe, Southern Europe, International Sales and Central. The UK segment includes the results of operations of Jacob’s since acquisition, effective from September 20, 2004, and the Southern Europe segment includes the results of operations of Triunfo since acquisition, effective from August 1, 2004.

The Group previously reported a sixth business segment “Other” comprising its Benelux snacks business. This was disclosed as discontinued operations in the Company’s 2004 financial statements. At April 22, 2006 the Central segment held a provision of £0.2 million in relation to the closure of the Benelux snacks business. During the 16 weeks ended April 22, 2006, no cash outflows were recorded in relation to the closure.

Business profit is the primary measure by which management measures business performance and is used by management for the purpose of business decision-making and resource allocation.

UNITED BISCUITS FINANCE plc
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

	UK	Northern Europe	Southern Europe	International Sales	Central(1)	Total
	(£ million)
16 weeks ended April 22, 2006

Group revenue	234.1	48.8	52.7	13.2	—	348.8
Inter-segment revenue(2)	1.5	8.7	1.6	—	—	11.8
Segment revenue	235.6	57.5	54.3	13.2	—	360.6
Segment expense	(209.6)	(54.6)	(44.0)	(10.0)	(3.6)	(321.8)
Segment business profit/(loss)	26.0	2.9	10.3	3.2	(3.6)	38.8
Depreciation and amortization expense	(11.4)	(2.2)	(2.1)	—	(0.8)	(16.5)
Restructuring and acquisition related expenses	(4.4)	(0.2)	(0.2)	0.1	(0.1)	(4.8)
Other amounts relating to Carlisle factory flood	(1.3)	—	—	—	—	(1.3)
Profit on disposal of property, plant and equipment	—	0.7	—	—	—	0.7
Segment result	8.9	1.2	8.0	3.3	(4.5)	16.9

Finance income						2.3
Finance costs						(59.6)
Other finance income						1.0
Loss before tax and share of results of joint venture						(39.4)
Taxes						1.6
Loss before share of results of joint venture						(37.8)
Share of results of joint venture						0.2
Loss attributable to shareholder						(37.6)

(1)             Unallocated costs are represented by the Central segment.

(2)             Inter-segment revenue is determined based on direct costs plus a margin to reflect overhead costs and profit.

UNITED BISCUITS FINANCE plc
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

2.      Segmental Analysis — (continued)

	UK	Northern Europe	Southern Europe	International Sales	Central(1)	Total
	(£ million)
16 weeks ended April 23, 2005

Group revenue	216.2	47.1	50.6	9.7	—	323.6
Inter-segment revenue(2)	2.5	7.7	1.3	—	—	11.5
Segment revenue	218.7	54.8	51.9	9.7	—	335.1
Segment expense	(197.3)	(53.3)	(42.9)	(7.1)	(3.9)	(304.5)
Segment business profit/(loss)	21.4	1.5	9.0	2.6	(3.9)	30.6
Depreciation and amortization expense	(12.4)	(2.2)	(2.2)	—	(1.2)	(18.0)
Restructuring and acquisition related expenses	(15.0)	(0.1)	(0.5)	—	(0.2)	(15.8)
Other amounts relating to Carlisle factory flood	(1.8)	—	—	—	—	(1.8)
(Loss)/profit before financing	(7.8)	(0.8)	6.3	2.6	(5.3)	(5.0)

Finance income						1.5
Finance costs						(57.3)
Other finance costs						(1.8)
Loss before tax and share of results of joint venture						(62.6)
Taxes						(1.7)
Loss before share of results of joint venture						(64.3)
Share of results of joint venture						0.1
Loss attributable to shareholder						(64.2)

(1)             Unallocated costs are represented by the Central segment.

(2)             Inter-segment revenue is determined based on direct costs plus a margin to reflect overhead costs and profit.

Depreciation and amortization expense

The nature of depreciation and amortization expense is as follows:

	16 weeks ended April 22, 2006	16 weeks ended April 23, 2005
	(£ million)
Production	12.8	13.2
Distribution, sales and marketing	0.4	0.4
Administration	3.3	4.4
	16.5	18.0

3.              Carlisle factory flood

The Group’s biscuit factory in Carlisle was subject to heavy flooding on January 8 and 9, 2005. The Group carries material damage and business interruption insurance to cover such occurrences. Material damage insurance covers the cost of clean up and repair or replacement of plant and machinery. The Group’s business interruption insurance allows claims for a period of up to 30 months after an event.

Business interruption insurance income

	16 weeks ended April 22, 2006	16 weeks ended April 23, 2005
	(£ million)
Business interruption insurance income	0.3	10.3

The Group has recognized £0.3 million of business interruption insurance income for the 16 weeks ended April 22, 2006 in relation to the insurer’s support for the recovery plan for the Carr’s brand in the United States.

Other amounts relating to Carlisle factory flood

	16 weeks ended April 22, 2006	16 weeks ended April 23, 2005
	(£ million)
Expenses related to Carlisle factory flood	1.3	1.8

The income statement for the 16 weeks ended April 22, 2006 includes a charge for expenses related to the Carlisle factory flood of £1.3 million (2005: £1.8 million), principally in relation to repairs and maintenance work at the site and accounting and other support costs.

4.              Restructuring and acquisition related expenses

	16 weeks ended April 22, 2006	16 weeks ended April 23, 2005
	(£ million)
Acquisition-related restructuring costs	4.1	15.0
Other restructuring costs	0.7	0.8
	4.8	15.8

Acquisition-related restructuring costs comprise £4.0 million in connection with the integration of Jacob’s with the UK business and £0.1 million in connection with the integration of Triunfo with the Southern Europe business. Other restructuring costs comprise £0.7 million in relation to overhead reduction programs in the UK, Northern Europe and Southern Europe business segments.

5.              Financing

	16 weeks ended April 22, 2006	16 weeks ended April 23, 2005
	(£ million)
Finance income
Bank interest receivable	0.7	0.5
Other interest	1.6	1.0
	2.3	1.5

	16 weeks ended April 22, 2006	16 weeks ended April 23, 2005
	(£ million)
Finance costs
Senior credit facility	13.1	15.1
Senior subordinated notes	10.0	9.8
Interest rate swaps	0.2	0.3
Bank loans and overdrafts	0.6	0.6
Interest payable to related companies	35.3	31.5
Finance leases	0.4	—
	59.6	57.3

Other finance costs relate to the Group’s defined benefit pension schemes.

6.              Intangible assets

On February 20, 2006, the Group acquired the Nik Naks and Wheat Crunchies brands, to enhance the UK snacks portfolio, for a total cost of £6.4 million. Additions to computer software for the first quarter amounted to £0.2 million.

7.              Property, plant and equipment

Additions to property, plant and equipment for the first quarter of 2006 totaled £8.2 million (2005: £8.4 million), principally in relation to continued improvements in efficiency, support for new product innovation and quality enhancement, and includes £1.3 million (2005: £1.5 million) in relation to replacement of property, plant and equipment at the Carlisle factory and £1.0 million in relation to equipment acquired in connection with the acquisition of the Nik Naks and Wheat Crunchies brands.

Disposals of property, plant and equipment for the first quarter of 2006 totaled £1.3 million (2005: £0.2 million), principally in connection with the disposal of a warehouse in Rotherham, England.

Capital expenditure relating to plant and equipment contracted, but not provided for amounted to £2.4 million.

8.              Inventories

	At April 22, 2006	At December 31, 2005
	(£ million)
Raw materials and consumables	27.4	27.8
Work in progress	9.7	11.7
Finished goods	48.7	43.9
	85.8	83.4

There is no material difference between the replacement cost and historical cost of inventories. Raw materials and consumables at April 22, 2006 included £2.2 million in respect of consignment inventories. At December 31, 2005 consignment inventories totaled £2.6 million.

9.              Reconciliation of movements in equity

	Share capital	Currency translation reserves	Hedging reserve	Retained earnings	Total
	(£ million)
At December 31, 2005	2.0	(0.5)	0.1	(775.3)	(773.7)
Exchange differences on translation of foreign operations, net of deferred tax of £0.1 million	—	(0.2)	—	—	(0.2)
Actuarial gain on defined benefit plans, net of deferred tax of £7.7 million	—	—	—	17.8	17.8
Net gain on derivative financial instruments, net of deferred tax	—	—	0.1	—	0.1
(Expense)/income recognized directly in equity	—	(0.2)	0.1	17.8	17.7
Loss attributable to shareholder	—	—	—	(37.6)	(37.6)
At April 22, 2006	2.0	(0.7)	0.2	(795.1)	(793.6)

10.       Borrowings

	At April 22, 2006	At December 31, 2005
	(£ million)
Senior credit facility(1)
Term loan A (£)	209.7	227.9
Term loan B (£)	73.2	79.1
Term loan B (€)	64.3	64.6
Term loan C (£)	147.3	147.1
Term loan C (€)	50.0	49.6
	544.5	568.3

Debentures and other loans(2)
10.750% Sterling senior subordinated notes due 2011	164.6	164.6
10.625% Euro senior subordinated notes due 2011	132.5	131.7
	297.1	296.3

Other loans(3)	0.2	0.2

Finance lease obligations	0.5	0.1
Total gross borrowings	842.3	864.9

Analysis by maturity
Repayable as follows:
After more than five years	494.4	493.2
Between four and five years	164.6	173.0
Between three and four years	58.8	63.7
Between two and three years	50.7	55.0
Between one and two years	42.6	46.1
	811.1	831.0
Less than one year	31.2	33.9
	842.3	864.9

(1)                                           Represents amounts owed to lenders of £551.8 million less unamortized issue costs amounting to £7.3 million (at December 31, 2005: £576.1 million less £7.8 million).

(2)                                           Represents amounts owed to bondholders of £298.3 million less unamortized issue costs amounting to £6.6 million, plus unamortized portion of debt premium amounting to £5.4 million (at December 31, 2005: £297.5 million less £7.0 million, plus £5.8 million).

(3)                                           Represents an interest free loan taken out in 2000. The loan is repayable in installments over a 10-year period. Repayments commenced in 2004.

11.       Derivative financial instruments

	At April 22, 2006	At December 31, 2005
Derivative assets

Cash flow hedges
Forward currency contracts	1.1	1.8

Derivative liabilities

Cash flow hedges
Forward currency contracts	0.5	1.0
Interest rate swaps	0.6	1.0
	1.1	2.0
Fair value hedges
Forward currency contracts	—	0.3
	1.1	2.3
Trading
Commodity contracts	0.3	0.4
	1.4	2.7

12.       Amount due to parent company

Amount due to Runecorp, the Group’s immediate parent company falling due after more than one year comprises:

	At April 22, 2006	At December 31, 2005
Amount due to parent company
Loans	982.5	957.3
Accrued interest (payable on maturity in 2049)	84.9	74.8
Total	1,067.4	1,032.1

Amount due to Runecorp of £1,067.4 million principally represents loans granted by Runecorp’s parent companies, Deluxestar Limited and Solvecorp Limited, in favor of Runecorp, the proceeds from which have been passed down to the Company, plus accrued interest thereon.

The terms of these loans, which are broadly mirrored in the terms of the loans granted by Runecorp to the Company, are as follows:

1.            £145 million dual convertible discounted preferred securities due 2049, which constitute notes valued at £33.1 billion, issued by Deluxestar Limited. These notes were issued in two tranches: on April 25, 2000 notes amounting to £28.2 million were issued reflecting a discount factor of 11.72001% and on July 11, 2000 a further tranche of notes amounting to £116.8 million was issued reflecting a discount factor of 11.77124%. The carrying value, which is also deemed to be the fair value, at April 22, 2006, was £277.3 million (at December 31, 2005: £268.2 million).

2.            £400 million deep discount bonds due 2049 issued by Solvecorp Limited, which constitute unsecured loan notes valued at £134.1 billion. These notes were issued in two tranches: on April 25, 2000 notes amounting to £280.6 million were issued reflecting a discount factor of 12.01686% and on July 17, 2000 a further tranche of notes amounting to £119.4 million was issued reflecting a discount factor of 12.08541%. The carrying value, which is also deemed to be the fair value, at April 22, 2006 was £785.0 million (at December 31, 2005: £758.9 million)

Interest is accrued on the loans in line with the discount factors applied at inception. Each year on the anniversary of the issue date, all accrued interest is rolled-up into the principal balance outstanding. All principal and accrued interest is payable on maturity of the loans in 2049.

13.       Provisions

	As at April 22, 2006	As at December 31, 2005
	(£ million)
Rationalization provisions	3.1	5.8
Claims for damages	0.3	1.1
Onerous contracts	4.8	5.9
Early retirement provision	10.4	11.2
	18.6	24.0
Of which, amounts due in more than one year	10.6	11.1

Rationalization provisions are recorded where there is a legal or constructive obligation. Rationalization provisions at December 31, 2005 principally comprised obligations in relation to overhead-reduction and manufacturing-efficiency programs across the Group, which are expected to be utilized in the next year.

The provision for onerous contracts relates to the cost of surplus leasehold properties where unavoidable costs exceed anticipated income. The associated lease commitments are of varying duration and it is anticipated that expenditure will continue to be charged against this provision for a number of years.

The early retirement provision principally comprises long-term early retirement indemnities given to employees in Northern Europe to which the Group are committed for a number of years.

14.       Contingent liabilities

On April 17, 2003, the Group signed a put and call option agreement to acquire a company that supplies and distributes crisps and snack products in the United Kingdom via a van sales force. The terms of the put and call options were updated during 2004. The option agreement provides the Group with security in relation to this route to market, however, the Group could be required to purchase the business at the other party’s discretion at any time. It is anticipated that if the option were to be exercised, the cost of acquisition would not exceed £15.0 million.

The Group has been involved in multiple lawsuits in France over the “smiley face” trademark used on the mini BN products marketed in France. Mr. Loufrani, a French citizen, claims to have been the registered owner of the trademark since September 27, 1991, the date of his filing with the French trademark office. Following a number of court hearings, on January 18, 2006, the Cour d’Appel of Paris found in the Group’s favor. Mr. Loufrani has a period of two months from the date of his acceptance of notification of the judgment to appeal the decision, which period expires at the end of July 2006. The Group’s annual sales of mini BN products in 2005 were €16.1 million (approximately £11.0 million).

In 1997, the Group’s operating subsidiary in the Netherlands, Koninklijke Verkade N.V. (“Verkade”), initiated negotiations with property developers Dura Vermeer Bouw Amsterdam B.V. (“Dura”) to sell its entire factory site located at Zaandam, the Netherlands. No agreement was reached and negotiations ceased. A dispute has arisen whereby Dura claim an agreement was reached, which under local law was legally binding. The Group continues to resist the claim. The Group has provided €450,000 (approximately £0.3 million, see note 13) in respect of the costs of defending the claim and any costs for which there may be a valid claim. Based on legal advice, Verkade sold its chocolate factory, which is a part of the Zaandam site, to a third party in 2004. Subsequently Dura served a summons on Verkade in November 2004 for €14 million (approximately £9.9 million). Verkade filed a defense to the summons and strongly contested the claim. In May 2006, at the legal hearing, Verkade won its case. Dura subsequently lodged an appeal.

In October 2001, one of the Group’s operating subsidiaries in Spain, Carnes y Conservas Espanolas, S.A. (“Carcesa”) signed a letter of intent with Extremadura 2000 in relation to exploring the potential development by Extremadura 2000 of its factory site at Merida in exchange for a new facility on another site. The letter was expressly intended to be non-binding. It allowed a period of six months to sign a swap construction agreement and stated that if negotiations to reach the swap agreement were not satisfactory prior to 30 April 2002, neither party would be obliged to pay an indemnity or compensation of any type to the other. At the end of April 2002, Extremadura 2000 verbally informed Carcesa that they had no interest in the development and the swap agreement was not entered into. Carcesa started negotiations with another developer in September 2002. Extremadura 2000 commenced legal action in June 2005 claiming breach of contract. The legal advice obtained by Carcesa at that time was that there was no binding contract and there was no risk of damages. The Merida Court of first instance has ruled that there was in fact a binding agreement and awarded damages against Carcesa of €9.0 million (approximately £6.1 million), which are subject to a 30% increase. The total exposure is €12,300,000 (approximately £8.4 million). Carcesa have commenced an appeal against the judgment. They have been advised that the judgment is flawed and that it is more likely than not that their appeal will be successful.

UNITED BISCUITS FINANCE plc

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

United Biscuits Finance plc, together with its subsidiaries, is the largest manufacturer and marketer of biscuits in the United Kingdom and Iberia and the second largest manufacturer and marketer of biscuits in France, the Netherlands and Belgium. It is also the leading manufacturer and marketer of packaged nuts and the second largest manufacturer and marketer of savory snacks and crisps in the United Kingdom.

References in this report to “UB Finance” are to United Biscuits Finance plc. Unless the context otherwise requires, references in this report to “we,” “us,” “our”, the “company” and the “group” refer collectively to UB Finance and its subsidiaries.

Significant Factors Affecting Results of Operations

Our consolidated results of operations this quarter have been affected by a number of factors, including the flood at our manufacturing facility at Carlisle (see Note 3 of Notes to the Unaudited Condensed Consolidated Financial Statements), acquisitions and dispositions, restructuring programs and our business strategy of profitable branded growth. In addition, the comparability of our results of operations for this quarter as compared to certain other quarters is affected by seasonality and our accounting periods.

Carlisle Factory Flood

The Group’s biscuit factory in Carlisle was subject to heavy flooding on January 8 and 9, 2005. The Group carries material damage and business interruption insurance to cover such occurrences. Material damage insurance covers the cost of clean up and repair or replacement of plant and machinery. The Group’s business interruption insurance allows claims for a period of up to 30 months after such an event.

We continue to make good progress reestablishing the manufacturing and marketing of products made at our Carlisle factory. Full production of all products has resumed and we have completed the implementation of our manufacturing recovery solution. During the first quarter of 2006, sales of Carlisle-manufactured products were supported by higher levels of promotional activity to reestablish consumer awareness. Further commercial programs, including media, are planned in the second quarter of 2006 to support the Carlisle-manufactured range.

In the first quarter of 2006 we recognized £0.3 million of business interruption insurance income. This related to our insurers’ support for our recovery plan for the Carr’s brand in the United States.

We have been unable to recognize any further business interruption insurance income in the first quarter of 2006 as our lead insurer, Zurich, notified us during the quarter that it does not now agree with our methodology for assessing business interruption losses despite having previously agreed a number of claims based on the same methodology. Significant amounts claimed relating to 2005 are still outstanding and we continue to suffer loss of profit.

We and our expert advisers consider our methodology to be robust, however, we cannot assure you of the timing or extent of our further business interruption insurance recoveries. We may be required to commence a formal legal process to secure, what we believe to be, our full entitlement under the policies. Amounts received or committed to date, broadly cover the business interruption insurance income accounted for until the end of the first quarter of 2006, which amounts to £20.0 million.

We have also recorded £1.3 million of other costs relating to Carlisle, principally in relation to repairs and maintenance work at the site and accounting and other support costs.

Acquisitions and Dispositions

On August 2, 2004, we completed the acquisition of Triunfo from Nutrinveste SGPS, S.A. As a result of the acquisition of Triunfo, which was effective from August 1, 2004, we are the leading biscuit manufacturer and marketer in Portugal. Triunfo manufactures some of the most well known brands in the Portuguese biscuit sector, including: Proalimentar, Hookie, Clasicas, Waferland, Corintia and Chipmix.

On August 16, 2004 we completed the sale of our Benelux snacks business to Roger & Roger S.A. The results of this business through the date of disposal have been reflected as discontinued operations.

On September 20, 2004, we completed the acquisition of Jacob’s from Danone. Jacob’s is a United Kingdom biscuit and snacks manufacturer and marketer with a strong presence in the savory biscuit and crackers and crispbread segments of the United Kingdom biscuit market. The acquisition of Jacob’s strengthened our brand portfolio, particularly in the savory biscuit segment. Jacob’s portfolio of well-known brands includes: Jacob’s Cream Crackers, Club, Cheddars, Thai Bites and Twiglets. In addition, Jacob’s are licensed to manufacture and market the Nabisco brand Ritz in the United Kingdom and Ireland and the Danone brand TUC in the United Kingdom.

On February 20, 2006 we acquired the Nik Naks and Wheat Crunchies brands from Golden Wonder to enhance our UK snacks portfolio.

Restructuring Programs

During the first quarter of 2006, we continued to realize the benefits of our previously implemented cost-saving initiatives. Additionally, the integration of Jacob’s into our UK business segment was completed in February 2006 when our business enterprise resource planning system was integrated.

Business Strategy

Our strategy is to deliver profitable branded growth funded by cost release. A key enabler for this strategy is strong growth from our most important brands. We have prioritized our markets and identified brands that have a strong current consumer appeal, financial scale, attractive margins and growth potential. We reviewed our priority brands to incorporate relevant brands of Jacob’s and Triunfo following their acquisition in 2004. We have continued to prioritize marketing support and innovation behind these priority brands to drive higher levels of profitable branded growth. The remaining branded and retailer-branded products are managed to maximize their profit contribution and service to customers and consumers.

The effectiveness of our business strategy is affected by many external factors. Our markets are increasingly influenced by consumer trends towards healthier eating and we are adapting our product development, promotions and marketing initiatives accordingly. Intense competition amongst retailers and growth of discount formats in some markets continues to place pressure on promotional and support costs and the requirement to differentiate our branded offerings from retailer-branded offerings. Our total branded revenue grew by 6.8% in the first quarter of 2006, compared to the first quarter of 2005.

Seasonality

Our sales are generally higher towards the end of the year because consumer demand for our products is typically greater during the Christmas and New Year holiday season. Our working capital position is also affected by the seasonality of our business as we build up inventories during the third fiscal quarter.

As a result of the seasonality of our sales and our fiscal accounting conventions (as discussed below), the results of our operations for any given fiscal quarter will not necessarily be indicative of our results for the full year or any other fiscal quarter.

Accounting Periods

Due to the nature of our business and the food industry in general, we manage our business and financial accounting on a weekly basis. Our fiscal year consists of 52 calendar weeks and is divided into 13 periods, each consisting of four calendar weeks. Our first fiscal quarter consists of four four-week periods, totaling 16 weeks, and our remaining three fiscal quarters each consists of three four-week periods, totaling 12 weeks. Every five or six years, we lengthen the final period of our fiscal year to five weeks, so that our fourth quarter consists of 13 weeks and our fiscal year consists of 53 weeks. Our 2003 fiscal year consisted of 53 weeks. Our current fiscal year, covering 2006, will consist of 52 weeks and will end on December 30, 2006.

Southern Europe presents its financial information based on 12 calendar months and a fiscal year ended December 31. Its results are included in our consolidated results on the following basis:

Southern Europe quarter ended	Corresponding UB fiscal quarter

March 31	Quarter 1 (16 weeks)
June 30	Quarter 2 (12 weeks)
September 30	Quarter 3 (12 weeks)
December 31	Quarter 4 (12/13 weeks)

In our opinion, the difference in reporting periods does not have a material effect on reported results.

Jacob’s accounting systems were fully integrated into the UK business in February 2006. Prior to that, its results were consolidated on the same basis as the Southern Europe business.

Results of Operations

Our operations are managed through a region-based organizational structure with five segments. These segments comprise.

UK                                                                                                                  Markets and manufactures biscuits, cakes, savory snacks, packaged nuts and crisps in the United Kingdom and markets biscuits, cakes and savory snacks, packaged nuts and crisps in the Republic of Ireland. The results of Jacob’s have been included in this segment since acquisition.

Northern Europe                                           Markets and manufactures biscuits in France, the Netherlands and Belgium.

Southern Europe                                          Markets and manufactures biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia. The results of Triunfo have been included in this segment since acquisition.

International Sales                                 Exports branded products to approximately 100 countries around the world through third party distributors.

Central                                                                                              Represents unallocated costs, assets and liabilities and includes corporate governance costs, including executive costs, and the costs of our legal, company secretarial, tax and treasury functions.

The segmental performance analysis included in this discussion is based on these units.

First Quarter of 2006 Compared to First Quarter of 2005

The flood at our Carlisle factory in January 2005 has affected revenue, cost of goods sold, gross profit, distribution, selling and marketing expenses and general and administrative expenses for the first quarters of 2006 and 2005.

To facilitate the presentation of Business Profit, the Group’s primary measure of business performance, on the face of the income statement, the amounts for cost of goods sold, distribution, selling and marketing expenses and general and administrative expenses in the financial statements exclude depreciation and amortization. In the financial statements, depreciation and amortization is presented in total as a separate line item below business profit.

Revenue

Our revenue reflects sales to third parties after trade discounts and excludes sales-related taxes. Trade discounts include sales incentives, up-front payments and other non-discretionary payments. We derive our revenue from manufacturing and marketing biscuits and savory snacks in the United Kingdom, Ireland, France, the Netherlands and Belgium and from our export business. We also derive revenue from marketing and manufacturing biscuits, dry dessert mixes and chilled desserts, fruit juice, canned meat and tomato products in Iberia.

	First Quarter		%
Continuing operations	2006	2005	Change
	(£ million)
Revenue	348.8	323.6	7.8

Revenue from continuing operations increased from £323.6 million in the first quarter of 2005 to £348.8 million in the first quarter of 2006, an increase of £25.2 million, or 7.8%. The growth in revenue was driven by strong sales performances in all business units, including our UK and International Sales units which benefited from the reintroduction of products from our Carlisle factory where production was interrupted by severe flooding in January 2005.

Cost of goods sold

Our cost of goods sold includes the costs of ingredients, packaging materials, direct labor and manufacturing overhead. The major ingredients we use are flour, sugar, cocoa and chocolate, dairy products, fats and oils, nuts, fruits, potatoes and flavorings. Our labor costs include salaries, hourly wages and other direct costs of employment. Productivity improvements and restructuring programs have reduced labor costs. Manufacturing overhead includes the cost of utilities, plant supervision and management costs, technical and engineering support costs, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

	First Quarter		%
Continuing operations	2006	2005	Change
	(£ million)
Cost of goods sold	199.4	197.3
Add: Depreciation and amortization expense	12.8	13.2
Cost of goods sold including depreciation and amortization expense	212.2	210.5	0.8

Cost of goods sold from continuing operations, including related depreciation and amortization expense, increased from £210.5 million in the first quarter of 2005 to £212.2 million in the first quarter of 2006, an increase of £1.7 million, or 0.8%. This compared to revenue growth of 7.8% in the same period. Our procurement cost saving initiatives and improved manufacturing initiatives enabled us to more than offset raw material cost inflation. In addition, in 2005, we experienced adverse cost variances due to the flood at our Carlisle factory.

Gross Profit

	First Quarter		%
Continuing operations	2006	2005	Change
	(£ million)
Revenue	348.8	323.6
Less: Cost of goods sold including depreciation and amortization expense	212.2	210.5
Gross profit	136.6	113.1	20.8

UNITED BISCUITS FINANCE plc
OPERATING AND FINANCIAL REVIEW AND PROSPECTUS

Gross profit increased from £113.1 million in the first quarter of 2005 to £136.6 million in the first quarter of 2006, an increase of 23.5 million, or 20.8%. This equated to a gross profit margin of 39.2% in the first quarter of 2006 compared to 35.0% in the first quarter of 2005. The significant improvement in margin was delivered by positive mix, price increases, procurement cost saving initiatives, the reestablishment of production at our Carlisle factory and improved manufacturing efficiencies, which have more than offset raw material cost inflation.

Distribution, selling and marketing expenses

Our distribution expenses represent the cost of warehousing our products and transporting them to our distributors and retail customers. Our selling expenses represent operating costs associated with our sales force, including employee compensation and commissions. Our marketing expenses consist of advertising expenses and marketing overhead costs. Our distribution, selling and marketing expenses also include costs associated with the launch of new products.

	First Quarter		%
Continuing operations	2006	2005	Change
	(£ million)
Distribution, selling & marketing expenses	82.8	80.0
Add: Depreciation and amortization expense	0.4	0.4
Distribution, selling & marketing expenses including depreciation and amortization expense	83.2	80.4	3.5

Distribution, selling and marketing expenses, including related depreciation and amortization expense, increased from £80.4 million in the first quarter of 2005 to £83.2 million in the first quarter of 2006, an increase of £2.8 million, or 3.5%. This increase was predominantly due to increased marketing support and a small increase in distribution costs.

General and administrative expenses

Our general and administrative expenses consist primarily of costs associated with our finance, human resources, procurement, information technology, research and development and general management functions. Research and development costs are incurred for the development of new products and the enhancement of existing products.

	First Quarter		%
Continuing operations	2006	2005	Change
	(£ million)
General and administrative expenses	28.2	26.4
Add: Depreciation and amortization expense	3.3	4.4
General and administrative expenses including depreciation and amortization expense	31.5	30.8	2.3

Our general and administrative expenses, including related depreciation and amortization expense, increased from £30.8 million in the first quarter of 2005 to £31.5 million in the first quarter of 2006, an increase of £0.7 million, or 2.3%. The small increase in general and administrative expenses was due to inflation, partially offset by cost saving initiatives.

UNITED BISCUITS FINANCE plc
OPERATING AND FINANCIAL REVIEW AND PROSPECTUS

The majority of administrative costs is directly related to the individual operations of our business units and are consequently charged to and reflected in the segmental operating results discussed below. The balance of administrative costs that are not included within the segmental results are considered central costs and represent corporate governance costs including executive costs, legal and company secretarial, tax and treasury functions. These costs have decreased from £3.9 million in the first quarter of 2005 to £3.6 million in the first quarter of 2006.

Other income

Our other income consists of royalties received in connection with long-standing licensing arrangements for some brands in Japan and the United States, as well as realized exchange gains and losses from business operations. Foreign exchange income represents the results of hedging undertaken in connection with foreign currency transactions.

Business interruption insurance income

Our business interruption insurance income of £0.3 million represents claims agreed in respect of the first quarter of 2006, relating to the insurers’ support for the recovery plan for the Carr’s brand in the United States.

Business Profit

Business profit from continuing operations is the primary measure by which our management monitors our business performance. Due to our highly leveraged status, we believe that business profit also provides useful information to our investors and lenders regarding our ability to meet future debt service requirements, our cash-generating capability and our ability to comply with financial covenants. Business profit by segment are set out in Note 2 of Notes to the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report. Business profit excludes depreciation and amortization expenses.

	First Quarter		%
Continuing operations	2006	2005	Change
	(£ million)
Business profit from continuing operations	38.8	30.6	26.8

Business profit for the first quarter of 2006 was £38.8 million compared to £30.6 million in the first quarter of 2005, an increase of £8.2 million, or 26.8%. The improvement in business profit resulted from increased revenue in all our business units and reduced costs resulting from cost saving initiatives across our business, including the benefits from the integration of Jacobs. Business profit margin increased to 11.1% in the first quarter of 2006 compared to 9.5% in the first quarter of 2005.

Our business profit for the 52 weeks ended April 22, 2006, was £212.2 million compared to business profit of £204.0 million for the 52 weeks ended December 31, 2005.

Segmental Performance

Commentary about our branded product revenue included in segmental performance is based on internal management data, which enables us to make comparisons between the revenue for the first quarter of 2006 and the revenue for the same period in 2005.

UNITED BISCUITS FINANCE plc
OPERATING AND FINANCIAL REVIEW AND PROSPECTUS

UK

Revenue increased from £216.2 million in the first quarter of 2005 to £234.1 million in the first quarter of 2006, an increase of £17.9 million, or 8.3%. The flood at our Carlisle factory in January 2005 adversely affected revenue for the first quarters of both 2005 and 2006.

Our priority brands demonstrated strong growth, with priority biscuits brands growing by 9.7% and priority snacks brands growing by 4.1% in the first quarter of 2006 compared to the first quarter of 2005.

McVitie’s core sales increased by 3.4%, supported by television advertising and the launch of new ranges and products, including McVitie’s Moments, which is aimed at the growing special treats market. McVitie’s Jaffa Cake sales demonstrated strong growth with the launch of two new flavors, television advertising and a nationwide poster campaign. Sales of go ahead!, which is a key brand driving growth in the healthier biscuit segment, continued to grow well. As a consequence, the product range has been considerably extended. Further Yogurt Break flavors, Fruit Topped Cereal Bars and Crispy Slices were all launched during the first quarter of 2006. The brand has been supported by television advertising.

Sales of Hula Hoops increased significantly compared to the same period last year, driven by the continued success of the brand’s re-launch emphasizing the reduced saturated fat and sodium content, as well as the launch of Hula Hoops Ridges supported by television advertising. Continued growth in McCoy’s was underpinned by the introduction of McCoy’s Specials Tortilla range supported by television advertising. The core range was also strengthened through two limited edition multipacks, with three Tex-Mex flavors and three Sunday Roast flavors. On February 20, 2006 we acquired the Nik Naks and Wheat Crunchies brands from Golden Wonder to enhance our UK snacks portfolio.

Business profit for the first quarter of 2006 was £26.0 million compared to £21.4 million in the first quarter of 2005, an increase of £4.6 million, or 21.5%. This improvement in business profit was the result of positive mix, price increases, improved manufacturing efficiencies and benefits from procurement cost saving initiatives which more than offset the impact of cost inflation, and adverse product mix. Business profit margin increased to 11.0% in the first quarter of 2006 from 9.8% in the first quarter of 2005.

Northern Europe

Revenue increased from £47.1 million in the first quarter of 2005 to £48.8 million in the first quarter of 2006, an increase of £1.7 million, or 3.6%. In local currency, revenue increased by 3.8% in the first quarter of 2006 compared to the first quarter of 2005. Priority biscuit brand sales grew by 3.5% and total branded biscuit sales grew 5.1% in the first quarter of 2006 compared to the first quarter of 2005. Sales of Sultana grew very strongly as a result of well-implemented new product launches aimed at differentiating the brand from retailers own label products. Verkade sales also grew strongly, again with the introduction of new products such as Saluti as well as Dora, Sponge Bob and Rocket Power in the children’s market. Sales of Delacre grew by 2.3% with strong performance from assortment products. Although BN sales declined in the face of heavy competitor promotional activity, successful television advertising helped reduce the impact. All priority brands were supported through television advertising to increase consumer awareness.

UNITED BISCUITS FINANCE plc
OPERATING AND FINANCIAL REVIEW AND PROSPECTUS

The increased sales, improved mix and manufacturing and procurement cost saving initiatives more than offset the impact of inflation resulting in an improvement in business profit from £1.5 million in the first quarter of 2005 to £2.9 million in the first quarter of 2006, an increase of 93.3%.

Southern Europe

Revenue increased from £50.6 million in the first quarter of 2005 to £52.7 million in the first quarter of 2006, an increase of £2.1 million, or 4.2%. In local currency, revenue increased by 3.7% in the first quarter of 2006 compared to the first quarter of 2005.

The successful introduction of new products across most priority brands together with television advertising support for these and existing products, resulted in priority brand sales increasing by 9.6% and total branded sales increasing by 4.5% in the first quarter of 2006 compared to the first quarter of 2005. As a result of continued strong performance from Mini Oreo and Oreo Fudge television advertising, Oreo sales returned to growth. The successful launch of Choc & Go supported by television advertising resulted in excellent growth of the Fontaneda Digestive brand in the first quarter of 2006 compared to the first quarter of 2005. Chips Ahoy also performed very well through the growth of existing products, the launch of B&W and television advertising. Sales of Chiquilin increased in the first quarter of 2006, with growth being driven through the launch of Chiquilin Snacking. Sales from Triunfo core increased significantly this quarter, benefiting from our increased scale in the Portuguese market and the launch of existing Spanish products under the Portuguese Triunfo brand.

Business profit increased to £10.3 million in the first quarter of 2006 compared to £9.0 million the first quarter of 2005, an increase of £1.3 million or 14.4%. This reflects increased sales, improved product mix, price increases and procurement cost saving initiatives, partially offset by cost inflation and increased marketing investment.

International Sales

Our strategy for International Sales is to manage the existing portfolio of revenue to improve the overall profitability of the export business by prioritizing investment and reducing activity in non-profitable areas. Sales increased by 36.1% from £9.7 million in the first quarter of 2005 to £13.2 million in the first quarter of 2006, benefiting from the reestablishment of production at our Carlisle factory, strong growth in our Scandinavian market and in Italy supported by television advertising.

Business profit for the first quarter of 2006 was £3.2 million compared to £2.6 million in the first quarter of 2005, an increase of £0.6 million, or 23.1%. The increase was the result of increased sales, improved product mix and the benefit from price increases more than offsetting cost inflation.

Expenses related to Carlisle factory flood

The income statement charge for the 16 weeks ended April 22, 2006 for expenses related to the Carlisle factory flood equals £1.3 million, principally in relation to repairs and maintenance work at the site and accounting and other support costs.

Restructuring and acquisition related expenses

Restructuring and acquisition related expenses for the first quarter of 2006 totaled £4.8 million and consisted of £4.0 million in connection with the integration of Jacob’s with the UK business, £0.1 million in connection with the integration of Triunfo with the Southern Europe business and £0.7 million in connection with other overhead reduction initiatives and manufacturing efficiency programs.

UNITED BISCUITS FINANCE plc
OPERATING AND FINANCIAL REVIEW AND PROSPECTUS

Restructuring and acquisition related expenses for the first quarter of 2005 totaled £15.8 million and consisted of £14.6 million in connection with the integration of Jacob’s with the UK business, £0.4 million in connection with the integration of Triunfo with the Southern Europe business, £0.4 million in relation to the closure of our biscuit factory in Ashby-de-la-Zouch and £0.4 million in connection with other overhead reduction initiatives and manufacturing efficiency programs.

Liquidity and Capital Resources

Overview

During the past three years, our principal sources of funds have been cash generated from our operating activities, dispositions of assets and long-term borrowings. Our principal uses of cash are to fund capital expenditures, the non-capital restructuring costs associated with implementing our cost-saving initiatives, working capital and debt service and repayment obligations. During 2004, we raised additional funds to finance the acquisitions of Jacob’s and Triunfo.

Cash Flows

Net cash inflow from operating activities

We had a net cash outflow of £19.3 million in respect of operating activities during the first quarter of 2006. This comprised an inflow of £8.6 million cash generated from operations, £0.7 million interest received and £2.1 million income taxes refunded, offset by £30.7 million interest paid. The cash generated from operations includes an increase in working capital of £15.8 million. The increase in interest paid of £6.5 million in the first quarter of 2006 compared to the first quarter of 2005 occurred due to a change in our interest payment dates.

We had a net cash inflow of £0.9 million in respect of operating activities during the first quarter of 2005. This comprised an inflow of £24.8 million cash generated from operations, £1.1 million interest received and £0.3 million income taxes refunded, offset by £24.2 million interest paid and £1.1 million from other non-operating items. The cash generated from operations includes a decrease in working capital of £7.9 million. The increase to interest paid of £10.0 million in the first quarter of 2005 compared to the first quarter of 2004 occurred due to the higher borrowings and a change in our interest payment dates.

Net cash used in investing activities

In the first quarter of 2006 we had a net cash outflow from investing activities of £13.4 million. This comprised an outflow of £7.4 million of capital expenditure and purchase of computer software, of which £1.3 million related to the Carlisle factory flood, and an outflow of £7.4 million in relation to the acquisition of the Nik Naks and Wheat Crunchies brands, offset by an inflow of £1.3 million from disposal of property, plant and equipment and an inflow of a £0.1 million in connection with a loan made to us by our joint venture, KP Ireland Limited.

In the first quarter of 2005 we had a net cash outflow from investing activities of £8.7 million in the first quarter of 2005 comprising £8.4 million capital expenditure and an outflow of £0.6 million in connection with the disposal of our Benelux snacks business offset by an inflow of £0.2 million from disposal of property, plant and equipment and an inflow of a £0.1 million in connection with a loan made to us by our joint venture, KP Ireland Limited.

Net cash used in financing activities

In the first quarter of 2006, we had a net cash outflow of £25.0 million in connection with financing activities comprising a £25.0 million voluntary senior credit facility prepayment.

In the first quarter of 2005, we had a net cash outflow of £20.5 million in connection with financing activities. The outflow comprised a £20.0 million voluntary senior credit facility prepayment and £0.5 million repayment of finance leases.

Debt Service Obligations

Senior Credit Facility

Our senior credit facility agreement (“senior facility”) was entered into in connection with the acquisition of United Biscuits (Holdings) plc in April 2000. The loan facilities were used to finance the UB acquisition, support the refinancing of our senior subordinated bridge facility and the repayment, on May 1, 2001, of $125.0 million aggregate principal amount of 9% Notes due 2001. On April 9, 2003, following an amendment to the senior facility, the senior facility comprised a term loan A of £250.0 million and a revolving facility of £225.0 million. We borrowed the full £250.0 million of the term loan, of which £5.0 million was repaid as a scheduled repayment in October 2003, and borrowed £184.0 million under the revolving facility.

On February 13, 2004 we received a letter of consent from the senior facility agent to waive or amend some of the provisions of the senior facility to reflect, among other things: a potential acquisition in Southern Europe, see “—Significant Factors Affecting Results of Operations— Acquisitions and Dispositions;” and the issuance of new senior subordinated notes under the related indenture and the subsequent use of part of the proceeds to prepay £40.0 million of term loan A.

On February 18, 2004 we repaid a further £40.0 million of our term loan A after we issued the new senior subordinated notes. See “—Senior Subordinated Notes.” The repayment, in accordance with the letter of consent, was allocated against the scheduled term loan A repayments due in 2004 and the balance thereafter was allocated against the term loan A scheduled repayment due in April 2005, leaving a balance of approximately £10 million repayable in April 2005.

On September 20, 2004, our senior facility, then comprising a term loan A of £204.9 million and a revolving facility of £225.0 million of which £184.0 million was drawn down as a loan and £9.5 million was provided as ancillary facilities and a letter of credit, was refinanced. We raised new funds of £252.5 million to finance the acquisition of Jacob’s. An amount of £243.5 million of the new funds was drawn down and utilized to finance the acquisition totaling approximately £207.7 million, fund the related costs of acquisition and costs of financing totaling an estimated £15 million and the remainder was made available to fund our working capital requirements.

On April 5, 2005, we made a voluntary prepayment of £20.0 million against our senior debt obligations. We elected that the prepayment be offset against term loan B. Under the voluntary prepayment provisions, term loan B lenders may instead elect to receive term loan A prepayments. A number of term B lenders made this election and therefore £8.9 million of the prepayment was allocated against term loan A, reducing principal repayments proportionately, and £11.1 million was allocated against term loan B.

On October 28, 2005 we made the first scheduled debt repayment due on term loan A amounting to £7.7 million.

On December 12, 2005, we made a voluntary prepayment of £30.0 million against our senior debt obligations. We elected that the prepayment be offset against term loan B. Under the voluntary prepayment provisions, term loan B lenders may elect to receive term loan A prepayments instead. A number of term B lenders made an election and therefore £20.9 million of the prepayment was allocated against term loan A, reducing principal repayments proportionately, and £9.1 million was allocated against term loan B.

On February 3, 2006, we made a voluntary prepayment of £25.0 million against our senior debt obligations. We elected that the prepayment be offset against term loan B. Under the voluntary prepayment provisions, term loan B lenders may elect to receive term loan A prepayments instead. A number of term B lenders made this election and therefore £18.4 million of the prepayment was allocated against term loan A, reducing principal repayments proportionately, and £6.6 million was allocated against term loan B.

At April 22, 2006 the senior facility comprised £551.7 million term loans A, B and C which had been drawn down, and which had been increased by an unfavorable foreign exchange movement of £2.1 million since inception, and a revolving facility of £50.0 million.

Details of the loans are set out below:

Senior Debt	Amount	Margin	Type	Maturity
	(£ million)
Term loan A (£)	211.4	1.75% over LIBOR	Amortizing	April 28, 2010
Term loan B (£)	74.2	2.25% over LIBOR	Bullet	September 20, 2010
Term loan B (€)	65.2	2.25% over EURIBOR	Bullet	September 20, 2010
Term loan C (£)	150.0	4.50% over LIBOR	Bullet	January 15, 2011
Term loan C (€)	50.9	4.375% over EURIBOR	Bullet	January 15, 2011
	551.7
Revolving credit facility	50.0	1.75% over LIBOR	Bullet	March 20, 2010
Total	601.7

As of April 22, 2006 we were scheduled to make the following principal repayments on term loan A under the senior facility:

Year	Total payment amount
(£ million)
2006	31.4
2007	42.8
2008	50.9
2009	59.1
2010	27.2
Total	211.4

The revolving facility is available for general corporate purposes and allows for revolving advances, the provision of up to £35.0 million of ancillary facilities to cover the day-to-day banking requirements of subsidiary companies, and the issuance of letters of credit and bank guarantees up to an aggregate amount of £50.0 million outstanding at any time. Each advance made under the revolving facility must be repaid on the last day of each interest period relating to it, although amounts are available to be re-borrowed, subject to the maximum limit available under the facility.

An amount of £9.4 million has been drawn down as ancillary facilities under the revolving facility. A total of £8.4 million is to cover the day-to-day requirements of the UK business, £7.2 million of this being for the provision of two overdraft facilities and £1.2 million covering contingent liabilities, such as bank guarantees. The balance of £1.0 million is in respect of a letter of credit issued to one of our banks. The letter of credit covers an overdraft facility for the Group’s subsidiaries in the Netherlands. There were no drawings under any of the overdraft facilities as of April 23, 2005. In addition to the ancillary facilities, a letter of credit was issued on June 18, 2004 for €0.2 million (approximately £0.1 million), to cover a flour commodity hedging arrangement with one of our banks. The hedging arrangement had not been utilized as of April 23, 2005. As of April 23, 2005, £40.5 million was available to be drawn down under the revolving facility.

Advances under the facilities bear interest at rates per annum equal to LIBOR (EURIBOR on the euro tranche) plus a margin as set out above, plus, where appropriate, any applicable mandatory liquid asset costs. There is a margin adjustment mechanism in place in respect of term loans A and B and the margin may be reduced based on the ratio of total net debt to EBITDA (as defined in the senior facility) reflected in the financial statements delivered for the previous accounting quarter.

We are required to comply with financial covenants under the senior facility. We must maintain:

•             EBITDA to net cash interest ratio ranging from 1.90 to 1.0 for the fiscal quarter ending July 15, 2006 to 2.75 to 1.0 for the fourth fiscal quarter of 2009 and for every fiscal quarter afterwards; and

•             total net debt to EBITDA ratio ranging from 5.20 to 1.0 for the fiscal quarter ending July 15, 2006 to 3.0 to 1.0 for the fourth fiscal quarter of 2009 and for every fiscal quarter afterwards; and

•             cash flow to total debt service shall not be less than 1.0 to 1.0 for the fiscal quarter ending July 15, 2006 and every fiscal quarter afterwards.

The senior facility places annual limits on our maximum capital expenditure and restructuring costs. These limits decrease from £65.0 million in 2006 and 2007 to £60.0 million in 2008 and each fiscal year thereafter. There is the ability to carry forward for one year any unspent capital expenditure and restructuring costs, in any given year, of £20.0 million and the right to pull forward into the current fiscal year an amount not exceeding £10.0 million from the capital expenditure and restructuring costs limit for the following fiscal year.

In addition we are required to make mandatory prepayments in some circumstances out of the net proceeds we receive from asset disposals, insurance claims and surplus cash. We are also permitted to make voluntary prepayments on the term loans A and B under the senior facility and on the term loan C when the term loans A and B and the revolving facility have been repaid in full.

Our forecasts for 2006 indicate that we will be in compliance with all of our financial covenants under the senior facility, and we were in compliance for the first fiscal quarter of 2006.

Senior Subordinated Notes

On April 17, 2001, we issued £120.0 million 10¾% senior subordinated notes and €160.0 million 10⅝% senior subordinated notes. The notes are due in 2011 when they will be redeemable at par. Interest is payable on April 15 and October 15 of each year. Our subsidiary, Regentrealm Limited, guarantees the senior subordinated notes. The proceeds of the issue were used together with our other cash resources to repay a senior subordinated bridge facility.

On February 16, 2004 we issued £45.0 million additional 10.75% senior subordinated sterling notes due 2011 at a premium of 11% and €32.5 million additional 10.625% senior subordinated euro notes due 2011 at a premium of 13%, receiving total proceeds of £75.0 million. The additional notes were issued on the same terms and under the same indenture as the existing notes. Of the proceeds, £1.0 million was used to finance the issuance costs, £40.0 million to prepay a portion of our senior facility and the remainder to finance the acquisition of Triunfo.

The notes are listed on the Luxembourg Stock Exchange. We may redeem the notes at any time on or after April 15, 2006. If we undergo a change of control or sell certain of our assets, we may be required to offer to purchase the notes from the noteholders.

General Considerations

We believe that the cash flow generated from our operating activities, together with borrowings under the senior facility, should be sufficient to fund our debt service requirements, working capital needs, anticipated capital expenditures and restructuring costs and other operating needs in the 2006 financial year.